UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Freeline Initiates Dosing of Second Cohort in MARVEL-1 Trial of FLT190 Gene Therapy Candidate for People with Fabry Disease

On October 4, 2022, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that the first patient has been dosed in the second dose cohort of the Phase 1/2 MARVEL-1 clinical trial of FLT190, the Company’s gene therapy candidate for people with Fabry disease.

The information contained in this “Freeline Initiates Dosing of Second Cohort in MARVEL-1 Trial of FLT190 Gene Therapy Candidate for People with Fabry Disease” section of this Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 4, 2022, “Freeline Initiates Dosing of Second Cohort in MARVEL-1 Trial of FLT190 Gene Therapy Candidate for People with Fabry Disease”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: October 4, 2022	By:	/s/ Paul Schneider
	Name:	Paul Schneider
	Title:	Chief Financial Officer